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3/18/2002

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 5 2002 WASH, D.C. 354

SEC FILE NUMBER
8-37498

02019375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Franklin Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5263 Cresthaven H Building
(No. and Street)

West Palm Beach	Florida	33415
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald G Handloser (407) 967-9557
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beale, James K. CPA
(Name — *if individual, state last, first, middle name*)

1110 Catalpa	Royal Oak	MI	48067
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02 S.S

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to ...**

OATH OR AFFIRMATION

I, Ronald G. Handloser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Capital, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

LISA MAIN
Notary Public, Wayne County, MI
My Commission Expires 3/22/2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Franklin Capital, Inc. **as of** December 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 40,464	34
2.	Deduct ownership equity not allowable for Net Capital			( )	34
3.	Total ownership equity qualified for Net Capital			40,464	35
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				35
	B. Other (deductions) or allowable credits (List)				35
5.	Total capital and allowable subordinated liabilities			$ 40,464	35
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	36
7.	Other additions and/or allowable credits (List)				36
8.	Net capital before haircuts on securities positions			$ 40,464	36
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List) Haircut (2% reduction of M/M)	1,065	3736	(1,065)	37
10.	Net Capital			$ 39,399	37

OMIT PENN

There were no material differences between the audited computation of net capital and the net capital computed above.

James K. Beale, CPA

Statement of Exemption from Computation of Reserve Requirements

Franklin Capital, Inc. claims exemption from SEC rule 15c3-3 which requires a computation of reserve requirements. Franklin Capital, Inc. is a non-clearing broker-dealer and does not carry customer's accounts on its books. In the audit conducted for Franklin Capital, Inc. for the year ended December 31, 2001, dated February 15, 2002 no customer accounts appeared on the books of Franklin Capital, Inc. The proper controls and procedures are in place to qualify for this exemption.

Supplemental Report on Material Inadequacies

In the course of the independent public accountant's tests of the accounting system and the internal control procedures, no matters were considered to be material weaknesses. The period covered was the year ended December 31, 2001.

James K. Beale, CPA

1110 CATALPA DRIVE
ROYAL OAK, MICHIGAN 48067

Telephone 248-547-1430

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF
FRANKLIN CAPITAL, INC.

In my opinion, the accompanying Balance Sheet as of December 31, 2001 and the related Statements of Income, Retained Earnings, and Cash Flows present fairly, in all material respects, the financial position of Franklin Capital, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management, my responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these financial statements in accordance with generally accepted auditing standards which require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for the opinion expressed above.

February 15, 2002

James K Beale

BALANCE SHEET

FRANKLIN CAPITAL, INC.

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:	
Cash in bank (Note A)	$ 4,373
Cash in Money Market fund (Note A)	53,233
TOTAL CURRENT ASSETS	57,606
TOTAL ASSETS	$ 57,606

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Federal Income Tax Payable		$ 131
Loan Payable - Stockholder (Note B)		17,011
TOTAL LIABILITIES		17,142
STOCKHOLDER'S EQUITY:		
Capital Stock issued and outstanding	$10,000	
Retained Earnings	30,464	
TOTAL STOCKHOLDER'S EQUITY		40,464
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 57,606

FRANKLIN CAPITAL, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

INCOME:		
Commissions	$3,845	
Interest	1,743	
TOTAL INCOME		$ 5,588
EXPENSES:		
Accounting and Auditing fees	650	
Assessments	600	
Office expense and Postage	425	
Report Filing fee	176	
Licenses	165	
Telephone	350	
Vehicle expense	2,070	
Travel and Entertainment	560	
TOTAL EXPENSES		4,996
Net Income before tax		592
Provision for tax		131
NET INCOME		$ 461

SEE ACCOMPANYING ACCOUNTANTS REPORT

FRANKLIN CAPITAL, INC.

STATEMENT OF RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2001

RETAINED EARNINGS:

Balance, December 31, 2000	$ 30,003
Add: Net income for the year ended December 31, 2001	461
Balance, December 31, 2001	$ 30,464

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 461
Changes in operating assets and liabilities:	
Federal income tax	71
NET CASH FLOW FROM OPERATING ACTIVITIES	532
Net increase in cash	532
Cash at beginning of year, January 1, 2001	57,074
Cash at end of year, December 31, 2001	$ 57,606

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. CASH EQUIVALENTS include cash and liquid investments with an original maturity of 90 days or less.

NOTE B - LOAN PAYABLE - STOCKHOLDER

The stockholder, Ronald Handloser, has advanced funds to the corporation for general working capital. The obligation is secured and payable on demand.